Todd E. Lenson Partner T 212.715.9216 F 212.715.8216 tlenson@kramerlevin.com	1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

May 17, 2018

Coy Garrison, Esq.

Special Counsel, Office of Real Estate and

Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	VICI Properties Inc.
Registration Statement on Form S-11,
Filed May 10, 2018
File No. 333-224846

Dear Mr. Garrison,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), VICI Properties Inc. (the “Company”), respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern Time), on May 21, 2018, or as soon as possible thereafter.

In addition, the Company confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above Registration Statement.

Please call Todd E. Lenson of Kramer Levin Naftalis & Frankel LLP at 212-715-9216 to confirm the effectiveness of the Registration Statement.

Sincerely,

/s/ Todd E. Lenson
Todd E. Lenson

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Coy Garrison, Esq. May 17, 2018

CC:	Joshua Lobert, Esq., Staff Attorney, U.S. Securities and Exchange Commission

Samantha Gallagher, Esq.

VICI Properties Inc.

KRAMER LEVIN NAFTALIS & FRANKEL LLP	2